Exhibit 99.33

Certificate of Amendment Loi canadienne sur les sociétés par actions Canada Business Corporations Act Certificat de modification Coastal Contacts Inc. 382848-4 Corporate name / Dénomination sociale Corporation number / Numéro de société Marcie Girouard Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Director / Directeur 2012-08-30 I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Coastal Contacts Inc.

2 Corporation number
Numéro de la société
382848-4

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Nicholas Bozikis

Nicholas Bozikis
604-676-1551

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou de l'une de ces deux peines (paragraphe 250(1) de la LCSA).

Canada

IC 3069 (2008/04)

Schedule / Annexe Other Provisions / Autres dispositions Share Consolidation (1) the authorized share capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis of one (1) post-consolidation common share for two (2) pre-consolidation common shares; and (2) no fractional post-consolidation shares shall be issued in connection with the consolidation and the number of post-consolidation shares to be received by a shareholder shall be rounded up or down to the nearest whole number of post-consolidation shares that such shareholder would otherwise be entitled to receive upon the consolidation.